Free Writing Prospectus (To the Prospectus dated August 27, 2008 and Prospectus Supplement dated August 27, 2008)	Filed Pursuant to Rule 433 Registration No. 333-145845 September 15, 2008

$[—] 100% Principal Protected Leveraged Callable CMS Spread Note Due 2028 Medium-Term Notes, Series A, No. R-01

As further described below, interest will accrue on the notes (i) for the first year, at 12% per annum and (ii) from second year to maturity: subject to our redemption right, at a variable per annum rate equal to 11 times the difference, if positive, between the 10-Year CMS Rate and the 2-Year CMS Rate, as determined and reset semi-annually, subject to a maximum coupon of 15% per annum. The notes provide the opportunity to receive an above market interest rate for the first year, however, the notes will not accrue any interest in any interest rate period from the second year to maturity in which the 10-Year CMS Rate is less than or equal to 2-Year CMS Rate. We have the right to redeem the notes on any interest payment date on or after September 30, 2009.

Key Terms:	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA/Aa1‡)

Trade Date:	September 25, 2008

Issue Date:	September 30, 2008

Maturity Date:	September 30, 2028* (resulting in a term to maturity of approximately 20 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Reference Rate:

10 Year CMS Rate minus 2-Year CMS Rate

10 Year CMS Rate means for any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 10 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 or any successor page under the heading “10YR” as of 11:00 a.m., New York City time, on the related CMS Determination Date. If such rate does not appear on Reuters Screen ISDAFIX1 on any Interest Determination Date, the rate for the related Interest Reset Date shall be determined on such CMS Determination Date as if the parties had specified “CMS Rate” as the applicable rate, as described under “Reference Assets—Floating Interesting Rate—CMS Rate” in the Prospectus Supplement.

2 Year CMS Rate means for any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 2 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 or any successor page under the heading “2YR” as of 11:00 a.m., New York City time, on the related CMS Determination Date. If such rate does not appear on Reuters Screen ISDAFIX1 on any Interest Determination Date, the rate for the related Interest Reset Date shall be determined on such CMS Determination Date as if the parties had specified “CMS Rate” as the applicable rate, as described under “Reference Assets—Floating Interest Rate—CMS Rate” in the Prospectus Supplement.

Principal Protection:	100%

Interest:

From and including the Issue Date to but excluding September 30, 2009, the interest rate on the Notes is 12.00% per annum.

Unless the Notes were subject to an Early Redemption, during the Variable Interest Rate Period, the interest rate on the Notes is variable and will be reset semi-annually at a per annum rate equal to the level of the Reference Rate times the Multiplier, subject to the Interest Rate Cap and shall not be less than zero, as determined on the relevant CMS Determination Date.

Variable Interest Rate Period means the period from and including September 30, 2009 to but excluding the maturity date or any earlier Redemption Date on which the Notes were subject to Early Redemption.

Multiplier:	11

Interest Rate Cap:	15.00% per annum.

CMS Determination Date:	Two Business Days prior to the relevant Interest Reset Date

Interest Payment Period:	Semi-annually

Interest Payment Dates:	Each March 30 and September 30, beginning on March 30, 2009

Interest Reset Dates:	Each March 30 and September 30, beginning on September 30, 2009

Day Count Convention:	30/360

Business Day Convention:	Following (with no adjustment for period end dates)

Payment at Maturity:	If the Notes were not subject to an Early Redemption, you will receive at maturity, 100% of the principal amount of your notes plus any accrued and unpaid interest.

Early Redemption:	Commencing on September 30, 2009, we have the right to redeem the notes, in whole but not in part, on any Redemption Date thereafter and pay to you 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the date of such Early Redemption, upon at least 5 Business Days notice.

Redemption Date:	September 30, 2009, and on each Interest Payment Date thereafter

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738QQD3 and US06738QQD33

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Floating Interest Rate—Market Disruption Event Relating to Notes with a Floating Interest Rate as the Reference Asset” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “Selected Risk Factors” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100.00%	[—]%	[—]%
Total	$[—]	$[—]	$[—]

*	Variable Price Offer. The Notes are being sold in one or more negotiated transactions, at prices that may be different than par, and such sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Notes may be sold at a discount and the redemption price may equal 100.00% or some other percentage of par.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked) and (2) is not a recommendation to buy, sell or hold securities.

GENERAL TERMS FOR THE NOTES

You should read this free writing prospectus together with the prospectus dated August 27, 2008, as supplemented by the prospectus supplement dated August 27, 2008 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185504/d424b3.htm

•	Prospectus Supplement dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/312070/000119312508185517/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Table of Hypothetical Interest Rate

The following table illustrates the hypothetical interest rates that would accrue on for every $1000 principal amount of note during the variable interest rate period, subject to the interest rate cap of 15% and a multiplier of 11. All of the hypothetical interest rates set forth below are for illustrative purposes only. The actual interest payment will depend on the actual level of the reference rate on each CMS determination date. The applicable interest rate for each interest payment period will be determined on a per-annum basis but will apply only to that interest payment period. In addition, whether or not you would receive interest at the hypothetical interest rate below would depend on whether or not we determine to exercise our redemption right prior to the interest payment period in which such interest rates would be applicable. The numbers appearing in the following table and examples have been rounded for ease of analysis.

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Hypothetical 10Year CMS Rate	Hypothetical 2 Year CMS Rate	Hypothetical Reference Rate	Hypothetical Interest Rate (Per Annum)	Hypothetical Semi-Annual Interest Payment
0.00%	8.00%	-8.00%	0.00%	$0.00
3.00%	5.00%	-2.00%	0.00%	$0.00
5.00%	5.00%	0.00%	0.00%	$0.00
5.00%	4.50%	0.500%	5.50%	$27.50
7.00%	6.00%	1.00%	11.00%	$55.00
7.00%	4.50%	2.50%	15.00%	$75.00
9.00%	3.00%	6.00%	15.00%	$75.00

Hypothetical Examples of Interest Payments

The following examples illustrate how the interest rates set forth in the table above are calculated.

Example 1: Based on a hypothetical 10 Year CMS Rate of 3.00% and a hypothetical 2 Year CMS Rate of 5.00%, the interest payable for the relevant interest payment date is calculated as follows:

Step 1: Calculate the Reference Rate

Reference Rate of -2.00% is calculated as the difference between the hypothetical 10 Year CMS Rate of 3.00% and the hypothetical 2 Year CMS Rate of 5.00%, per below:

3.00% - 5.00% = -2.00%

Step 2: Calculate the interest rate (per annum)

The per annum interest rate for the relevant interest payment period equals reference rate of -2.00% times the multiplier, subject to an interest rate cap of 15% and shall be no less than zero. Given that -2.00% multiplied by 11 equals -22.00% which is less than zero, the interest rate for the relevant interest payment date shall be zero.

Step 3: Calculate the Semi-Annual Interest Payment for the Relevant Interest Payment Period

The amount of interest payment for the relevant interest payment period equals to (i) the product of the principal amount and the interest multiplied by (ii) the applicable day count fraction on a 30/360 basis. No adjustments will be made in the event an interest reset date or an interest payment date is not a business day. The interest payment for this interest payment period is zero, calculated as follows:

$1000 x 0% x 180/360 = $0.00

Example 2: Based on a hypothetical 10 Year CMS of 7.00% and a hypothetical 2 Year CMS Rate of 6.00%, the interest payable for the relevant interest payment date is calculated as follows:

Step 1: Calculate the Reference Rate

Reference Rate of 1.00% is calculated as the difference between the hypothetical 10 Year CMS Rate of 7.00% and the hypothetical 2 Year CMS Rate of 6.00%, per below:

7.00% - 6.00% = 1.00%

Step 2: Calculate the interest rate (per annum)

The per annum interest rate for the relevant interest payment period equals reference rate of 1.00% times the multiplier, subject to an interest rate cap of 15% and shall be no less than zero. Given that 1.00% multiplied by 11 equals 11.00% which is more than zero and less than 15%, the interest rate for the relevant interest payment date shall be 11.00%.

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Step 3: Calculate the Semi-Annual Interest Payment for the Relevant Interest Payment Period

The amount of interest payment for the relevant interest payment period equals to (i) the product of the principal amount and the interest multiplied by (ii) the applicable day count fraction on a 30/360 basis. No adjustments will be made in the event an interest reset date or an interest payment date is not a business day. The interest payment for this interest payment period with a hypothetical interest rate of 11% is $55 for every $1000 principal amount of Notes, calculated as follows:

$1000 x 11% x 180/360 = $55.00

Example 3: Based on a hypothetical 10 Year CMS of 9.00% and a hypothetical 2 Year CMS Rate of 3.00%, the interest payable for the relevant interest payment date is calculated as follows:

Step 1: Calculate the Reference Rate

Reference Rate of 6.00% is calculated as the difference between the hypothetical 10 Year CMS Rate of 9.00% and the hypothetical 2 Year CMS Rate of 3.00%, per below:

9.00% - 3.00% =6.00%

Step 2: Calculate the interest rate (per annum)

The per annum interest rate for the relevant interest payment period equals reference rate of 6.00% times the multiplier, subject to an interest rate cap of 15% and shall be no less than zero. Given that 6.00% multiplied by 11 equals 66.00% which is more than the interest rate cap of 15%, the interest rate for the relevant interest payment date shall be 15.00%, equal to the interest rate cap.

Step 3: Calculate the Semi-Annual Interest Payment for the Relevant Interest Payment Period

The amount of interest payment for the relevant interest payment period equals to (i) the product of the principal amount and the interest multiplied by (ii) the applicable day count fraction on a 30/360 basis. No adjustments will be made in the event an interest reset date or an interest payment date is not a business day. The interest payment for this interest payment period with a hypothetical interest rate of 15% is $75 for every $1000 principal amount of Notes, calculated as follows:

$1000 x 15% x 180/360 = $75.00

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity or on redemption date, as applicable, the interest payment on interest payment date, the CMS determination date and the reference level of the reference rate are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Floating Interest Rates—Market Disruption Event Relating to Notes with a Floating Interest Rate as the Reference Asset” with respect to the reference rate.

•

Interest Payment—The Notes provide the opportunity to earn above the market interest of 12% per annum for the first year and entitles you to a variable interest rate linked to the reference rate, subject to an interest cap of 15% during the variable interest rate period. However, if the reference rate is equal to or less than zero during variable interest rate period, you will not be entitled to interest payment for the applicable interest payment period.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity or early redemption date, if applicable, regardless of the level of the reference rate. Because the Notes are our senior unsecured obligations, payment of any amount at maturity or redemption date, as applicable, is subject to our ability to pay our obligations as they become due.

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•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the attached prospectus supplement. As described in this prospectus supplement, it applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

The tax treatment of your Notes will depend upon whether the Notes are properly treated as contingent payment debt instruments or variable rate debt instruments, and this may depend upon whether or not it is reasonably expected that the average rate of return on the Notes during the first half of the Notes’ term will be significantly greater than the average rate of return on the Notes during the second half of the Notes’ term (“Front-Loaded”). We intend to treat the Notes as Front-Loaded and to report payments on the Notes in accordance with such position. Assuming that such position is correct, your Notes should be treated as debt instruments subject to the special rules governing contingent payment debt instruments for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such.

If you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on their comparable yield, projected payment schedule and certain positive or negative adjustments and pay tax accordingly, even though the resulting amount may exceed the coupon payments, if any, that are made annually on the Notes. In addition, as discussed further in the accompanying prospectus supplement, the difference between the actual coupon payments and the projected coupon payments will be treated as positive or negative adjustments to your interest accruals in respect of the Notes. The comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed prior to maturity and are neither a prediction nor a guarantee of what the actual yield will be.

In addition, if the Notes are treated as contingent payment debt instruments, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent the interest you previously included as income in respect of the Notes exceeded the total net negative adjustments you took into account as ordinary loss and thereafter would be capital loss. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

For a further discussion of the tax treatment of Notes, including information regarding obtaining the comparable yield and projected payment schedule for the Notes, please see the discussion under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

If, alternatively the Notes are not treated as Front-Loaded, the Notes may possibly be treated as variable rate debt instruments. If the Notes are treated as variable rate debt instruments, you will be subject to tax on the Notes’ periodic interest payments as ordinary income at the time you receive or accrue such periodic payments, depending on your method of accounting for tax purposes, and any gain or loss you recognize upon the sale or maturity of your Notes will be capital gain or loss.

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Selected Risk Factors

An investment in the Notes involves significant risks including risks not associated with an investment in ordinary floating rate notes. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors— Additional Risks Relating to Notes with a Maximum Return, Maximum Rate, Ceiling or Cap”;

•	“Risk Factors— Additional Risks Relating to Notes with a Reference Asset That Are a Floating Interest Rate, an Index Containing Floating Interest Rates or Based in Part on a Floating Interest Rate”;

•	“Risk Factors— Additional Risks Relating to Notes Which Contain a Multiplier”; and

•	“Risk Factors— Additional Risks Relating to Notes Which We May Call or Redeem (Automatically or Otherwise)”.

In addition to the risks described above, you should consider the following:

•

The Notes Might Not Pay More Than the Principal Amount plus the 12.00% per annum Interest for the first year—The amount of interest payable on the Notes is uncertain and could be 0.00% after the first year. During the variable interest rate period, the amount of interest payable on the notes will be dependent on whether and the extent to which 10 Year CMS Rate is greater than the 2 year CMS Rate on the related CMS determination date. If the 2 Year CMS Rate is greater than or equal to the 10 Year CMS Rate on any CMS determination date, the interest payable for the related interest payment period will be zero. As a result, the effective yield on the Notes may be less than what would be payable on the conventional, fixed rate redeemable notes of the Issuer of comparable maturity.

•

Your Return on the Notes Is Limited by the Interest Rate Cap—If the 10 Year CMS Rate is greater than the 2 Year CMS Rate on the relevant CMS determination date, the interest rate for the applicable interest payment period cannot exceed 15% per annum, even though the reference rate may be significantly greater than 15%. As a result, during the variable interest rate period, your maximum interest payment on any interest payment date will not exceed $75 for every $1000 principal amount of notes.

•

The Notes are subject to Early Redemption at Our Discretion—We may exercise our right to redeem in whole, but not in part, the Notes on any redemption date. In the event of an early redemption, you will receive only the principal amount of your investment in the Notes and any accrued and unpaid interest to and including the redemption date. In this case, your ability to accrue interest over the full term of the Notes will be limited.

•

The Historical Performance of the Reference Rate is Not An Indication of Its Future Performance—Historical Performance of 10 Year CMS Rate, the 2 Year CMS Rate and the reference rate, which equals to the difference between the 10 Year CMS Rate and the 2 Year CMS Rate, should not be taken as an indication of future performance during the term of the Notes. It is impossible to predicate changes in the levels of the reference rate. Furthermore, the historical performance of the reference rate does not reflect the return the note would have had because it does not take into account the leverage factor, the interest rate cap or our right of early redemption.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC

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will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the fluctuating levels of the reference rate;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following table sets forth the 10 Year CMS Rate, the 2 Year CMS Rate and Reference Rates for the dates indicated from January 3, 2001 to September 10, 2008. The historical levels of the rates should not be taken as an indication of future performance, and no assurance can be given that the reference rate will be positive on any CMS determination date.

Date	10 Year CMS Rate	2 Year CMS Rate	Reference Rate
3-Jan-00	7.3250%	6.8930%	0.4320%
3-Feb-00	7.4240%	7.1770%	0.2470%
3-Mar-00	7.3690%	7.0100%	0.3590%
3-Apr-00	7.2760%	7.1550%	0.1210%
3-May-00	7.5700%	7.3770%	0.1930%
5-Jun-00	7.3750%	7.3260%	0.0490%
3-Jul-00	7.2440%	7.1600%	0.0840%
3-Aug-00	7.1590%	7.0160%	0.1430%
5-Sep-00	6.9290%	6.8320%	0.0970%
3-Oct-00	6.9020%	6.6830%	0.2190%
3-Nov-00	6.8800%	6.6320%	0.2480%
4-Dec-00	6.6300%	6.3390%	0.2910%
3-Jan-01	5.9190%	5.6580%	0.2610%
5-Feb-01	5.9700%	5.2910%	0.6790%
5-Mar-01	5.8980%	5.1250%	0.7730%
3-Apr-01	5.8850%	4.8050%	1.0800%

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3-May-01	6.0000%	4.8010%	1.1990%
4-Jun-01	6.1100%	4.7570%	1.3530%
3-Jul-01	6.2520%	4.7950%	1.4570%
3-Aug-01	5.9800%	4.4350%	1.5450%
4-Sep-01	5.7900%	4.2850%	1.5050%
3-Oct-01	5.1470%	3.2050%	1.9420%
5-Nov-01	4.9950%	2.9000%	2.0950%
3-Dec-01	5.4400%	3.3070%	2.1330%
3-Jan-02	5.8820%	3.6210%	2.2610%
4-Feb-02	5.6460%	3.4000%	2.2460%
4-Mar-02	5.7000%	3.6500%	2.0500%
3-Apr-02	5.9350%	3.9900%	1.9450%
3-May-02	5.6080%	3.5820%	2.0260%
3-Jun-02	5.5830%	3.6000%	1.9830%
3-Jul-02	5.2570%	3.1130%	2.1440%
5-Aug-02	4.8900%	2.4000%	2.4900%
3-Sep-02	4.5140%	2.3350%	2.1790%
3-Oct-02	4.3300%	2.1750%	2.1550%
4-Nov-02	4.6190%	2.1800%	2.4390%
3-Dec-02	4.6680%	2.4250%	2.2430%
3-Jan-03	4.5000%	2.1050%	2.3950%
3-Feb-03	4.4630%	2.0410%	2.4220%
3-Mar-03	4.0900%	1.7900%	2.3000%
3-Apr-03	4.3520%	1.8300%	2.5220%
5-May-03	4.2940%	1.7970%	2.4970%
3-Jun-03	3.7030%	1.4670%	2.2360%
3-Jul-03	3.9880%	1.5170%	2.4710%
4-Aug-03	5.0400%	2.1210%	2.9190%
3-Sep-03	5.1050%	2.3380%	2.7670%
3-Oct-03	4.6220%	1.9600%	2.6620%
3-Nov-03	4.8090%	2.2790%	2.5300%
3-Dec-03	4.7600%	2.3800%	2.3800%
5-Jan-04	4.7870%	2.2830%	2.5040%
3-Feb-04	4.5150%	2.1280%	2.3870%
3-Mar-04	4.4960%	2.0830%	2.4130%
5-Apr-04	4.6230%	2.2160%	2.4070%
3-May-04	4.9740%	2.6660%	2.3080%
3-Jun-04	5.2230%	3.0310%	2.1920%
6-Jul-04	4.9520%	2.9720%	1.9800%
3-Aug-04	4.9280%	3.0610%	1.8670%
3-Sep-04	4.7580%	2.9600%	1.7980%
4-Oct-04	4.6540%	3.0040%	1.6500%
3-Nov-04	4.5750%	2.9970%	1.5780%
3-Dec-04	4.6700%	3.2740%	1.3960%
3-Jan-05	4.6410%	3.4700%	1.1710%
3-Feb-05	4.5630%	3.6940%	0.8690%
3-Mar-05	4.7770%	3.9300%	0.8470%
4-Apr-05	4.9190%	4.1530%	0.7660%
3-May-05	4.6380%	4.0060%	0.6320%
3-Jun-05	4.3040%	3.8690%	0.4350%

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5-Jul-05	4.5190%	4.1280%	0.3910%
3-Aug-05	4.7470%	4.4030%	0.3440%
6-Sep-05	4.5070%	4.1800%	0.3270%
3-Oct-05	4.8640%	4.6240%	0.2400%
3-Nov-05	5.1910%	4.8930%	0.2980%
5-Dec-05	5.1140%	4.9100%	0.2040%
3-Jan-06	4.9010%	4.8070%	0.0940%
3-Feb-06	5.0920%	5.0220%	0.0700%
3-Mar-06	5.2330%	5.1720%	0.0610%
3-Apr-06	5.4240%	5.2980%	0.1260%
3-May-06	5.6870%	5.4130%	0.2740%
5-Jun-06	5.5530%	5.3710%	0.1820%
3-Jul-06	5.7590%	5.6400%	0.1190%
3-Aug-06	5.5390%	5.4430%	0.0960%
5-Sep-06	5.3070%	5.2110%	0.0960%
3-Oct-06	5.1400%	5.0760%	0.0640%
3-Nov-06	5.2310%	5.1810%	0.0500%
4-Dec-06	4.8990%	4.8640%	0.0350%
3-Jan-07	5.1440%	5.1290%	0.0150%
5-Feb-07	5.2940%	5.2660%	0.0280%
5-Mar-07	5.0750%	4.9650%	0.1100%
3-Apr-07	5.1890%	5.0270%	0.1620%
3-May-07	5.2150%	5.1140%	0.1010%
4-Jun-07	5.5100%	5.3970%	0.1130%
3-Jul-07	5.6630%	5.3620%	0.3010%
3-Aug-07	5.4470%	5.0410%	0.4060%
4-Sep-07	5.2630%	4.8990%	0.3640%
3-Oct-07	5.1820%	4.6980%	0.4840%
5-Nov-07	5.0170%	4.4080%	0.6090%
3-Dec-07	4.5500%	3.8500%	0.7000%
3-Jan-08	4.5920%	3.6810%	0.9110%
4-Feb-08	4.2740%	2.8150%	1.4590%
3-Mar-08	4.2660%	2.5610%	1.7050%
3-Apr-08	4.2240%	2.7080%	1.5160%
5-May-08	4.4650%	3.2090%	1.2560%
3-Jun-08	4.6600%	3.3860%	1.2740%
3-Jul-08	4.7210%	3.5070%	1.2140%
4-Aug-08	4.6570%	3.4220%	1.2350%
3-Sep-08	4.4160%	3.2610%	1.1550%
10-Sep-08	4.2200%	3.1600%	1.0600%

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP-8